PRESS RELEASE

Banro Provides Update on Namoya Mine

Toronto, Canada – January 3, 2018 – Banro Corporation (the “Company”) (NYSE American - "BAA"; TSX - "BAA") reports that mining operations at the Company’s Namoya mine have recommenced, as a result of the reestablishment of the road access to the mine. The Company is grateful for the support of both the regional and national governments during this period. The Company intends to progressively ramp up production at Namoya during January.

As reported in the Company’s September 25, 2017 press release, the suspension of mining operations at the Namoya mine was due to the activities of local groups, which took control over certain areas along the sole supply road to Namoya and shut down transit. The impact of those activities resulted in the depletion of essential operating stock and supplies, leading to the temporary suspension of mining operations at Namoya.

Normal operations are continuing at the Company’s Twangiza mine.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366- 2221
+1-800- 714-7938
info@banro.com.